Exhibit 99.1

Caledonia Mining Corporation Plc

Resource Update

Sustained Resource Growth at the Blanket Mine

(NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL)

St Helier, November 2, 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is pleased to announce an increase and upgrade to the resource base at its 49% owned subsidiary, the Blanket Mine in Zimbabwe (“Blanket”).

Based on development and diamond core drilling carried out to the end of August 2017 combined with improvements to the geological model, total Measured and Indicated gold ounces at Blanket have increased by 6% from 671,000 ounces in December 2016 to 714,000 ounces today. Total Measured and Indicated resources now stand at 5.62 million tonnes at a grade of 3.95 grammes per tonne (“g/t”). Inferred gold resources at Blanket have been increased by 47% from 604,000 ounces in December 2016 to 887,000 ounces today. Total Inferred resources now stand at 5.53 million tonnes at a grade of 4.99g/t.

The resource update has resulted in a modest decline in the average grade of the resource in the Indicated category (from 4.31g/t to 3.98g/t) as a result of additional infill drilling data, although the average resource grade remains well above the current mill feed grade. Caledonia expects the mined grade to trend upwards over time as higher-grade resources are accessed at depth.

The increase in Measured and Indicated resources have increased the Proven reserves and Indicated resources that may be used in the life of mine plan by 45% from 3.33 million tonnes, used for the Technical Report published in December 2014, to 4.84 million tonnes currently. These results are provisional and will be updated following any material change to reflect the results of ongoing exploration and definition drilling.

The resource update announced today marks the sixth successive year of sustained resource growth at Blanket. Blanket’s resources have grown by approximately 69% since 2011 despite mining over 250,000 ounces over this period. Resources have increased both in terms of Measured and Indicated as well as Inferred resources; see current totals in the following table.

Blanket Total Resources (effective 31 August 2017)
Resource Category	Tonnes (Mt)		Grade (g/t)		Contained Gold (koz)
	Dec 16	Aug 17	Dec 16	Aug 17	Dec 16	Aug 17	% change
Measured (M)	1.53	1.81	4.04	3.9	199	227	14%
Indicated (I)	3.41	3.81	4.31	3.98	473	488	3%
Total M&I	4.94	5.62	4.23	3.95	671	714	6%
Inferred	3.76	5.53	4.99	4.99	604	887	47%

All resources for Blanket are shown on a 100% basis; Caledonia owns 49% of Blanket

Continued exploration success at Blanket has prompted Caledonia to re-asses the Life of Mine Plan (“LOMP”) for Blanket in the context of the increased resources and the current progress of the Central Shaft project. Caledonia is currently engaged in an investigation of the potential to bring additional ounces into the LOMP with the potential for increased mine life at Blanket.

Commenting on the resource upgrade, Steve Curtis, Chief Executive Officer said:

“We are pleased to see continued positive results from our exploration activities at Blanket. To have consistently grown the total resource base at Blanket every year since 2011 is a commendable achievement and is testament to the great potential of the mine and to the efforts of our technical staff. It is very satisfying to see our investment in exploration continue to deliver results.

“The increase in the Measured and Indicated resource base of 6% to 714,000 ounces is good news for the longer-term life of Blanket and underscores the overall confidence level in Blanket’s resources. Furthermore, the increase of 47% in the Inferred resources at depth to 887,000 ounces shows the future potential of the mine. We are especially pleased to see good grade continuity in both our Measured and Indicated resources as well as in our Inferred resources at depth with grades above the current mine head grade.”

“We are currently engaged in an investigation into the economic potential of modifying the current life of mine plan and the current investment plan at Blanket which commenced in the fourth quarter of 2014 to include additional ounces where possible with a view to extending the life of Blanket. I look forward to updating the market in due course.”

Caledonia Qualified Person for the purposes of National Instrument 43-101 Mr Paul Matthews has reviewed and approved the information contained in this announcement that relates to mineral resources. Mr Matthews is a full-time employee of Caledonia’s group and has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Qualified Person as defined by National Instrument 43-101.

About Caledonia Mining

Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket”). Caledonia’s shares are listed on the NYSE American as “CMCL” and on the Toronto Stock Exchange as “CAL”; depository interests representing the Company’s shares are also admitted for trading on AIM of the London Stock Exchange plc.

At 30 June 2017, Caledonia had net cash of US $10.8 million. Blanket plans to increase production from 50,351 ounces in 2016 to approximately 80,000 ounces in 2021; Blanket’s target production for 2017 is between 54,000 and 56,000 ounces. Caledonia expects to publish its results for the quarter to September 30, 2017 on or about November 13, 2017.

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.